Agricore United™

03 NOV -6 AM 7:21



03037178

SUPPL

November 4, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Release of UGG dated:
   a) November 3, 2003 (announcing Agricore United's offer to support to the cattle industry)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

PROCESSED
NOV 19 2003
THOMSON
FINANCIAL

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

dlw 11/13

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com



SEC File No. 82-34725

AGRICORE UNITED OFFERS SUPPORT TO CATTLE INDUSTRY

November 3, 2003 (Winnipeg) – Agricore United and Proven® Seed are offering a 100 percent replacement guarantee on their proprietary forage line for a limited time during the 2003/2004 growing year to help support the cattle industry. Proven Seed Performance Promise™ PLUS is a pledge to farmers that their seed purchase will establish and result in a healthy forage stand.

Forages are one of the most economical feed sources for cattle and new forage stands are generally more productive than older stands. With the drought in 2001 and 2002, many pastures and hay fields have been over-used.

"Proven Seed Performance Promise PLUS is our '*Mother Nature Guarantee*'," says Todd Hyra, Forage Product Manager, Proven Seed Division. "We always stand behind our seed, but this program provides our customers with some extra help when conditions beyond their control hamper their seed establishment." Hyra says the quality and genetics of the Proven Seed line are a guarantee in themselves, but in the case of drought, excessive moisture or wind, Performance Promise PLUS minimizes risk at a time when any risk is too great for cattle producers to bear.

Agricore United guarantees only its proprietary line. The Proven Seed division tightly controls production and processing of all proprietary forages and knows every seed lot very well, right from high generation parent seed to the certified seed. The combination of working with the best seed breeders, testing for seed purity numerous times through the seed cleaning and conditioning process and testing more than any other seed company reduces Agricore United's risk in offering the Proven Seed Performance Promise PLUS program. It is this rigorous testing procedure that gives Proven Seed and Agricore United the confidence to make this offer.

"First and foremost, Proven Seed Performance Promise PLUS is being introduced to help support the cattle industry establish a healthy and economical feed program without adding risk to their business," says Jim Wilson, Agricore United Board Chair.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

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For more information, contact:
Radean Carter
Communications Coordinator
(204) 944-2238